Mail Stop 4561

May 10, 2007

Lloyd J. Weber
Chairman and Chief Executive Officer
Semoran Financial Corporation
237 Fernwood Boulevard, Suite 109
Fern Park, Florida 32730

RE: Semoran Financial Corporation
    Form SB-2, amendment number 1
    Filed on April 24, 2007
    File Number 333-140768

Dear Mr. Weber:

       We have reviewed the above referenced filing and have the following comments. Where we have indicated, we think you should revise your document in response to these comments.   If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.   Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

       Please note that page number references are for your marked copy of the amendment.

<u>General</u>

1. Please submit a redlined version of your next amendment on the EDGAR system.

General, page 1

2. Regarding the last two sentences of the second paragraph, please explain how you can state that you will begin operations on July 1, 2007. We note that the offering may be extended until January 31, 2008. Consider providing these sentences at the beginning of the paragraph.

3. The second paragraph prior to the last two sentences seems unusually complex for a summary discussion. Please limit your summary to the most important information the reader needs. Provide this type of detailed information in the body of the text. Please read and follow the SEC's plain English guidance which is available on our web site.

Prospectus Cover

4. Please expand note 5 to the calculation of registration fee to state that the ten-year options to be granted to BankResources, Inc. will vest immediately.

Benefits of the Offering to Organizers and Management, page 4

5. We note from later in the filing that the Preferred Stock will be redeemed with proceeds from this offering, that they must be redeemed within ten days after the Bank opens for business and that the funds must then be immediately used to purchase Semoran shares. If this concept is retained, please clearly disclose this information here.

6. We note your counsel's statement to our accounting staff that the shares to be purchased with the $810,000 will be included in the shares that management expects to purchased in this offering and that this transaction is a "wash." Please advise us in detail how this is possible. Address, for example, how escrow can be broken at the minimum offering level under these circumstances. Take into account the specific escrow terms. Also, describe for us the specific Semoran accounting for this transaction and tell us the time frame for these events, including the maximum possible time that might elapse between breaking escrow and the beginning of banking operations. Finally, please advise the staff how you determined that the share exchange agreement is consistent with the Section 5 of the Act. This appears to represent a completed sale of the securities, since the organizers are irrevocably bound to purchase the shares. If the shares will be sold privately after the offering closes, please provide your analysis as to how the two offerings should not be integrated.

7. If retained, please specifically advise us, in writing, whether Semoran's and the Bank's bank regulators have approved this arrangement. To the extent that your regulators have not approved this arrangement, or any replacement arrangement, so state.

8. If retained, explain in the summary, where appropriate, that the 362,500 shares expected to be purchase by officers and directors includes the 81,000 shares.

9. Where appropriate in the body of the text, please explain the business reasons for the preferred stock purchase arrangements.

10. Please break the first paragraph into at lease two shorter paragraphs to address the preferred stock and the warrants.

Exercise Period of Shareholder Warrants, page 5

11. Please disclose here and in the body of the text Semoran's plans for keeping a registration statement current and prospectus available. Note also for the organizer and director warrants on the next page and for both in the body of the text.

Use of Proceeds, page 6

12. This section and the detailed discussion beginning on page 20 are sometimes very difficult to follow. Please revise these sections to provide clear, concise and consistent disclosure. Please note the following comments which address only the most important issues we have identified.

13. Please avoid duplication. We assume the reference to "convey(ing) the Main Site free and clear" in the first bullet is a reference to the $1.521 million loan cost. You reference this matter three different times, seemingly as an expense for both Semoran and the Bank. Please revise. Note also beginning on page 20.

14. Disclose that these intended amounts are at the minimum offering level.

15. Please identify the $1.175 million construction cost for your new building as a separate item.

16. Quantify the remaining amounts for Semoran and the Bank, and here and in the body of the text specifically disclose whether you have any specific plans for these amounts.

Recent developments

To the extent feasible, please follow your summary financial information with a recent events section. Include summary, capsule financial information through March 31, 2007 and textual discussion of any material, recent events.

Use of Proceeds, page 20

17. You sometimes use figures in your discussion that are not easy to relate to the tabular presentation. For example, the $1,476 million "real estate loan" figure in the first paragraph seems to relate to the $1,521 million "cost of the real estate" referenced in the Bank table. Please use consistent values and terminology or otherwise make clear what you are discussing.

18. Please disclose that the $810,000 to be received by officers and directors will be placed back with Semoran as payment for common stock and is included in the proceeds. Consider discussing this in a separate paragraph and using bullet points for this textual discussion as you do for the Bank. Your first paragraph is currently long and dense.

Use of Proceeds by the Bank, page 21

19. You quantify the $828,808 pre-opening expenses in the first paragraph but not as a bullet item. The remainder of the uses you do not quantify but do provide as bullet items. Please use a consistent presentation format.

20. Please avoid accounting matters in the use of proceeds section. For example, the first sentence of the second paragraph regarding furniture, fixtures and equipment does not appear to relate to the use of proceeds or to the rest of the paragraph.

21. In the tabular presentation for the Bank please consider showing a negative line item figure for the $2.744 million amount to be reimbursed to Semoran by the Bank, otherwise a reader cannot reach the remaining proceeds figure. Consider adding back the same $2.744 million for Semoran for the same reason.

Executive Compensation, page 39

22. As previously requested, please revise to specifically identify the "Principal Executive Officer."

Director Compensation, page 39

23. As previously requested, please advise the staff how the company determined that its directors did not receive any compensation. We note from page 4 that the organizers and directors receive organizer warrants and director warrants for the risk and service they are providing the company. We do not find that you have addressed this in your response to our prior comment number 30.

24. It appears that the director warrants are being paid for their service as directors, consequently they should be reported as compensation in the year that they are granted.

Legality Opinion

25. The opinion required by Item 601(b)(5) of Regulation SB requires that counsel opine as to whether warrants are binding contractual obligations of the issuer. Please revise counsel's opinion to provide the required opinions.

Capitalization, page 21

26. Please provide a note to the table (as it relates to Preferred Stock) to state that on March 21, 2007 the Board of Directors authorized the issuance of up to 100,000 shares of Series A Preferred Stock. In addition, disclose that 81,000 shares of Series A Preferred Stock were subscribed for by the organizers on March 30, 2007 by exchanging their right to be reimbursed for $810,000 in advances made by them prior to March 30, 2007. State the terms of the Series A Preferred Stock and that by subscribing for the shares the organizers have agreed to apply any redemption proceeds to the purchase of shares of common stock par value $.01, of the company at the purchase price of $10.00 per share in the offering.

Financial Statements

Notes to Financial Statements

Note 4 – Commitments and Related Party Transactions, page F-9

27. Please revise your disclosure to refer to the consulting agreements of Weber and MacDiarmid which commenced on October 1, 2005. Disclose the significant terms of the agreements, such as, agreement expiration dates (i.e. September 30, 2007) and terms of compensation (i.e. provide the executive officers, until the bank opens for business, with a monthly salary, reimbursement for certain expenses and the monthly cost of medical insurance not to exceed $750).

28.   Please disclose that effective March 30, 2007 the company entered into Amended and Restated Consulting Agreements whereby Semoran entered into employee agreements which will become effective when the bank opens for business. Disclose the terms of these agreements.

29.   Please revise the disclosure in the third paragraph to name the related party consulting firm, i.e. BankResources, Inc.

30.   Please revise the notes to the financial statements, as applicable to refer to the agreement to purchase the .4 acre lot adjacent to the site for $200,000. Please state that until completion of the 380 State Road 436 site the bank will operate for the first fifteen months from a leased site of 5,600 square feet at 131 State Road 436 in Fern Park, Florida called the Initial Office and disclose the lease terms.

Note 7 – Warrants and Options, page F-10

31.   We noted your response to our previous comment 32 and your revised disclosure in Note 9 (page F-12). Please revise to include the language, as it relates to the shareholder, organizer and director warrants and the related settlement provisions, in this footnote, rather than note 9.

Note 9 – Subsequent Events, page F-11

32.   We noted your disclosure that on March 30, 2007 the organizers exchanged their rights to be reimbursed for advances for 81,000 shares of Series A Preferred Stock. Disclose how your recorded this transaction and cite the specific authoritative literature you used to support your accounting treatment. Considering the mandatory redemption feature, provide a discussion specifically addressing the applicability of SFAS 150.

Exhibit 23.1 – Consent of Hacker, Johnson & Smith, PA.

33.   Please include a currently dated signed consent in any amendment.

Exhibit 4.3 - Form of Shareholder Warrant Agreement

34. This agreement does not appear to include an exercise price. Please revise as appropriate.

* * * * *

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Direct any questions on accounting matters to Chris Harley at 202-551-3695, or to Hugh West, Accounting Branch Chief, at 202-551-3872. If you have any questions please contact David Lyon at 202-551-3421, or me at 202-551-3419.

Sincerely,

Christian Windsor
Special Counsel

By FAX: Daniel D. Dinur
           Fax number 770-395-3171